EXHIBIT 16.2

March 1, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated March 1, 2007, of Gener8Xion Entertainment, Inc. and are in agreement with the statements contained in the second, third and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Los Angeles, CA                         /s/ Stonefield Josephson, Inc.